SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For December 12, 2011

Commission File Number 1-14642

ING Groep N.V.

Amstelveenseweg 500

1081-KL Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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This Report contains a copy of the following:

(1)	The Press Release issued on December 12, 2011.

CORPORATE COMMUNICATIONS

PRESS RELEASE	Amsterdam, 12 December 2011

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, TO ANY PERSON LOCATED IN THE REPUBLIC OF ITALY OR LOCATED OR RESIDENT IN ANY OTHER JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS DOCUMENT

ING announces liability management offers

•	ING announces exchange or tender offers for seven tranches of subordinated debt securities totalling circa EUR 5.8 billion

•	Offer prices range from 58% to 87%

•	Current market circumstances allow offers at discount to nominal value which will positively impact ING’s capital position

•	Upcoming regulatory changes will diminish the capital contribution of debt securities on offer

•	Offers have been approved by the European Commission and the Dutch Central Bank

ING Group announced today the launch of three separate exchange offers in Europe and tender offers in the United States of America, on a total of seven series of subordinated securities of ING entities with a total nominal value of approximately EUR 5.8 billion at current exchange rates.

The exercise is intended as a one-time opportunity to proactively address uncertainty regarding future call options on these capital securities, which are subject to approval by the European Commission.

ING offers holders an opportunity to exchange the subordinated debt securities subject to the exchange offers into new senior debt securities or to receive cash for the securities subject to the US tender offers, both at a premium to observable secondary trading levels at the time of launch. Because the exchange and tender offers are at a discount to nominal value given the current market conditions they satisfy EC requirements for burden sharing.

The offers will strengthen the quality of ING’s capital base through the creation of Common Equity Tier 1 capital when exchanging and tendering debt securities at a discounted price compared to the nominal value of the debt securities. ING also expects the offers to enhance the efficiency of ING’s capital base in anticipation of upcoming regulatory changes which will diminish the contribution of subordinated debt to regulatory capital going forward.

Any future decisions by ING as to whether it will exercise (or cause to be exercised) calls in respect of the offered debt securities that are not exchanged or tendered pursuant to the relevant exchange offer or tender offer will be taken on an economic basis. Other factors that ING will consider include prevailing market conditions, regulatory approval and capital requirements and any required authorisation from the European Commission.

The US Dollar tender offers for cash relate to the following securities:

•	ING Capital Funding Trust III Perp NC Dec-10 USD 1,500 million Tier 1 securities, offer price 80%

•	ING Groep NV Perp NC Dec-15 USD 1,000 million Tier 1 securities, offer price 80%

In addition to the tender offers for cash in the United States, two exchange offers for five tranches of subordinated debt securities in EUR and GBP are being conducted in Europe.

FURTHER INFORMATION

The tender offers are being made on terms and subject to the conditions set out in the Offer to Purchase dated 12 December 2011. Announcement of results is expected on 21 December 2011.

This document is not an offer of securities for sale, a solicitation of an offer to buy or a tender offer for securities in the United States or any other jurisdiction. The exchange offers are not being made within the United States of America or to any U.S. person (as defined in Regulation S under the United States Securities Act of 1933, as amended (the “Securities Act”)). Securities may not be offered, sold or delivered in the United States absent registration under, or an exemption from the registration requirements of, the Securities Act. The new securities to be issued in connection with the exchange offers described above have not been, and will not be, registered under the Securities Act or the securities laws of any U.S. state or other jurisdiction of the United States and may not be offered, sold or delivered, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons.

For detailed information regarding the tender offers holders may contact UBS Investment Bank acting as structurer and lead dealer manager and Barclays Capital and ING, acting as joint dealer manager for the offers. Copies of the Offer to Purchase for the tender offers are only available to eligible holders upon request from Global Bond Services at at +1 866 294 2200 (toll free) or +1 212 430 3774 (for banks and brokers).

Press enquiries	Investor enquiries
Frans Middendorff	ING Group Investor Relations
+31 20 541 6516	+31 20 541 5460
frans.middendorff@ing.com	investor.relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin, offering banking, investments, life insurance and retirement services to meet the needs of a broad customer base. Going forward, we will concentrate on our position as an international retail, direct and commercial bank, while creating an optimal base for an independent future for our insurance and investment management operations

IMPORTANT LEGAL INFORMATION

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) the implementation of ING’s restructuring plan to separate banking and insurance operations, (4) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (5) the frequency and severity of insured loss events, (6) changes affecting mortality and morbidity levels and trends, (7) changes affecting persistency levels, (8) changes affecting interest rate levels, (9) changes affecting currency exchange rates, (10) changes in customer and policyholder behaviour, (11) changes in general competitive factors, (12) changes in laws and regulations, (13) changes in the policies of governments and/or regulatory authorities, (14) conclusions with regard to purchase accounting assumptions and methodologies, (15) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, and (16) ING’s ability to achieve projected operational synergies. ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ H. van Barneveld

H. van Barneveld
General Manager Group Finance & Control

By:	/s/ C. Blokbergen

C. Blokbergen
Head Legal Department

Dated: December 12, 2011